UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s Annual Meeting approved

Ps.4,900 million dividend payment

Mexico City, Mexico, April 24, 2026—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces that its Annual General Ordinary Shareholders' Meeting (the “Meeting”) held today, approved, among other matters, the payment of a cash dividend of Ps.4,900 million, to be paid in two installments: the first installment of Ps.2,450 million no later than May 31, 2026, and a second installment of Ps.2,450 million, no later than November 30, 2026.

Additionally, the Meeting approved the Annual Report for 2025 prepared by the Chief Executive Officer and the Audited Consolidated and Non-Consolidated Financial Statements for the year ended 2025; the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; the reelection or election of the members of the Board of Directors and its Committees; the application of results of the Company; as well as a share repurchase reserve of Ps.1,500 million and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2026 results.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: April 24, 2026